Mail Stop 4561

May 21, 2007

Via U.S. Mail and Fax (860-525-1654)
Mr. David Mladen
Chief Executive Officer
Excellency Investment Realty Trust, Inc.
270 Laurel Street, 1st floor
Hartford, CT 06105

        RE: **Excellency Investment Realty Trust, Inc.**
                Form 10-KSB for the period ended December 31, 2006
                Filed April 17, 2007
                File No. 0-50675

Dear Mr. Mladen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operation

Comparison of Operations for the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Derivative Liability, page 35

1.   Your disclosure under this heading indicates that you did not have these registration requirements in fiscal 2005. However, we note that the registration rights agreement was

entered into on September 28, 2005. Please clarify to us why the registration rights agreement did not result in any requirements until 2006.

Investments in Trading securities, page 37

2.   Clarify why the company chose the short selling of securities as its primary investment strategy for 2006, particularly in light of the going concern considerations. Clarify how this is consistent with the objective of carefully managing cash flows as stated on page F-12. Tell us and in future filings disclose the total amount of investment losses recorded in each period related to the short selling activities.

Item 7. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-5

3.   Please explain to us why the purchase of minority interests is reflected as a non-cash compensation charge. Also, revise your disclosure in Note 1 to clarify the manner of payment (e.g. cash, promissory note, etc).

4.   Please revise to correctly identify net cash used in investing activities.

5.   Please reconcile for us the amounts presented under the line items repayments of loans to officer/director and proceeds of loans from officer/director in both 2006 and 2005 to the amounts presented in your disclosure in Note 6.

Note 2 – Significant Accounting Policies

Principles of Consolidation, page F-12

6.   Tell us how you considered the guidance in EITF 04-2 in your initial accounting for minority interests. In addition, clarify why the minority interests have not been adjusted for the portion of income or loss attributed to the minority interests.

Note 3 – Notes Payable

Equity Line, page F-18

7.   Please clarify whether there are any restrictions on your ability to put shares to the investor (e.g. only in connection with a property acquisition).

8.   Please clarify what happens if there are unused puts after 36 months.

Note 6 – Related Party Transactions

Property Management, page F-20

9.   On page 9 you indicate that your properties were managed by a related party, White Knight Management, LLC, under an oral agreement whereby this related party collected the rents and paid the operating expenses related to these properties. In consideration for these services, this related party was entitled to a management fee of 4% of rentals. Clarify if these rents and operating expenses collected and paid, respectively, by this related party on the company's behalf have been fully reflected in your financial statements.   In additional clarify if the 4% of rents management fee has been fully reflected in your financial statements.   Finally, clarify why the net amount collected by this related party and not remitted to you has not been recorded as a bad debt expense from a related party in the financial statements.

10.   In view of the related party relationship, clarify why the amount became uncollectible and the consideration given to collecting the equivalent value from the related party in another form.

Repayment of Loans made by an Officer/Director, page F-21

11.   Please provide us with a roll-forward of the Mladen loans that reconciles to your disclosure in this note.

Note 7 – Stockholders' Deficit

Liquidated Damages, page F-21

12.   Please provide us with the calculations supporting your determination of the loss recorded on derivative instruments for 2006 and your derivative liability as of December 31, 2006. We may have further comment.

Exhibit 31.1

13.   We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file with your amendment to your Form 10-KSB certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-B.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant